SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                        The Coast Distribution Systems
                               (Name of issuer)

                       Common Stock, without par value
                        (Title of class of securities)

                                  190345108
                                (CUSIP Number)

                               Martin S. Wagner
                              Assistant Secretary
                               Xerox Corporation
                              800 Long Ridge Road
                                 P.O. Box 1600
                       Stamford, Connecticut 06904-1600
                                (203) 968-3000
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                 August 15, 1996
           (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- --------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                (Page 1 of 7)

CUSIP No. 190345108
______________________________________________________________________________

(1)  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
     ABOVE PERSONS
     Xerox Corporation    I.R.S. Identification Number 16-0468020
______________________________________________________________________________

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  / /     (b)  /X/
______________________________________________________________________________

(3)  SEC USE ONLY
______________________________________________________________________________

(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)                            OO
                                                              (see Item 3)
______________________________________________________________________________

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    / /
______________________________________________________________________________

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION                          New York
______________________________________________________________________________

                    (7)  SOLE VOTING POWER                         403,914
NUMBER OF SHARES    __________________________________________________________
BENEFICIALLY
OWNED BY EACH       (8)  SHARED VOTING POWER                       0
REPORTING           __________________________________________________________
PERSON WITH
                    (9)  SOLE DISPOSITIVE POWER                    403,914
                    __________________________________________________________

                    (10) SHARED DISPOSITIVE POWER                  0
______________________________________________________________________________

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  403,914
______________________________________________________________________________

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)    / /
______________________________________________________________________________

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            7.8%
______________________________________________________________________________

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                   CO
______________________________________________________________________________








                                (Page 2 of 7)

ITEM 1.  SECURITY AND ISSUER

     The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, without par value (the "Common Stock"), of The Coast Distribution System, a California corporation (the "Issuer"), with its principal executive offices located at 1982 Zanker Road, San Jose, California 95112.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement on Schedule 13D is being filed by Xerox Corporation, a New York corporation ("Xerox"), with its principal executive offices located at P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904-1600. Xerox is The Document Company and a leader in the global document market, providing document services that enhance productivity.

     Set forth below is the name of each director of Xerox, the present principal occupation of such director and the business address of such director. The name of the organization in which the present principal occupation of each director is conducted appears in the business address of such director set forth next to such director's present principal occupation. Unless otherwise noted, the address below is that of the organization in which each director's present principal occupation is conducted, which is also the business address of such director.

                  PRESENT
DIRECTOR'S NAME   PRINCIPAL OCCUPATION       ADDRESS
- ---------------   ------------------------   -------
Paul A. Allaire   Chairman of the Board      Xerox Corporation
                  and Chief Executive        800 Long Ridge Road
                  Officer, Chairman of       P.O. Box 1600
                  the Executive Committee    Stamford, CT 06904-1600

B.R. Inman        Investor                   Suite 500
                                             701 Brazos Street
                                             Austin, TX 78701
                                             (mailing address)

Antonia Ax:son    Chairman                   Axel Johnson AB
Johnson                                      P.O. Box 26008 - Villagatan
                                             Stockholm S-100 41, Sweden

Vernon E.         Partner                    Akin, Gump, Strauss, Hauer &
Jordan, Jr.                                  Feld, L.L.P.
                                             1333 New Hampshire Ave, N.W.
                                             Suite 400
                                             Washington, D.C. 20036

Yotaro Kobayashi  Chairman and Chief         Fuji Xerox Co., Ltd.
                  Executive Officer          2-17-22 Akasaka, Minato-ku
                                             Tokyo 107, Japan




                                (Page 3 of 7)

Hilmar Kopper     Spokesman of the Board     Deutsche Bank AG
                  of Managing Directors      Taunusanlage 12
                                             Frankfurt 60262, Germany

Ralph S. Larsen   Chairman and Chief         Johnson & Johnson
                  Executive Officer          One Johnson & Johnson Plaza
                                             New Brunswick, NJ 08933

John D. Macomber  Principal                  JDM Investment Group
                                             2806 N Street, N.W.
                                             Washington, D.C. 20007

George J.         Special Counsel            Verner, Liipfert, Bernhard,
Mitchell                                     McPherson and Hand, Chartered
                                             901 15th Street, N.W.,
                                             Suite 700
                                             Wahington, D.C. 20005

N.J. Nicholas,    Investor                   15 West 53rd Street, #34F
Jr.                                          New York, NY 10019
                                             (mailing address)

John E. Pepper    Chairman of the Board and  Procter & Gamble Company
                  Chief Executive Officer    One Procter & Gamble Plaza
                                             Cincinnati, OH 45202

Martha R. Seger   Distinguished Visiting     Martha R. Seger Financial Group,
                  Professor of Finance,      Inc.
                  Central Michigan           220 Park Avenue
                  University                 Birmingham, MI 48009
                                             (mailing address)

Thomas C.         Partner, William Blair     William Blair Venture Partners
Theobald          Capital Management         Suite 3300
                                             222 West Adams Street
                                             Chicago, IL 60606-5312
                                             (mailing address)

     Each of the directors named above (other than Antonia Ax:son Johnson, Yotaro Kobayashi and Hilmar Kopper) is a United States citizen. Antonia Ax:son Johnson is a citizen of Sweden, Yotaro Kobayashi a citizen of Japan, and Hilmar Kopper a citizen of Germany.

     Set forth below is the name and title of each executive officer of Xerox:

OFFICER'S NAME           TITLE
- --------------           -----
Paul A. Allaire          Chairman of the Board and Chief Executive Officer,
                         Chairman of the Executive Committee of the Board
William F. Buehler       Executive Vice President and Chief Staff Officer
A. Barry Rand            Executive Vice President
Barry D. Romeril         Executive Vice President and Chief Financial Officer
Stuart B. Ross           Executive Vice President

                                (Page 4 of 7)

Allan E. Dugan           Senior Vice President
John A. Lopiano          Senior Vice President
Julius L. Marcus         Senior Vice President
Mark B. Myers            Senior Vice President
David R. Myerscough      Senior Vice President
Richard S. Paul          Senior Vice President and General Counsel
Brian E. Stern           Senior Vice President
Patricia C. Barron       Vice President
Richard S. Barton        Vice President
John Seely Brown         Vice President and Chief Scientist
Ronald B. Campbell, Jr.  Vice President
David T. Erwin           Vice President
J. Michael Farren        Vice President
Eunice M. Filter         Vice President, Treasurer and Secretary
Phillip D. Fishbach      Vice President and Controller
Anshoo S. Gupta          Vice President
Maurice F. Holmes        Vice President
Charles P. Holt          Vice President
James H. Lesko           Vice President
Roger E. Levien          Vice President
Patrick J. Martin        Vice President
Alan R. Monahan          Vice President
Hector J. Motroni        Vice President
Anne M. Mulcahy          Vice President
Colin J. O'Brien         Vice President
Russell Y. Okasako       Vice President
Carlos Pascual           Vice President
Norman E. Rickard, Jr.   Vice President
Ronald E. Rider          Vice President
Patricia M. Wallington   Vice President


     The organization in which the present principal occupation of each of the executive officers named above is conducted is Xerox, the principal executive offices of which are located at P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904-1600. Each of the officers named above (other than Barry D. Romeril and Carlos Pascual) is a United States citizen. Barry D. Romeril is a citizen of Great Britain, and Carlos Pascual is a citizen of Spain.

     During the past five years, neither Xerox nor, to its knowledge, any of its directors or executive officers named in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.









                                (Page 5 of 7)

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Prior to the Distribution Date (as defined below), the 403,914 shares of Common Stock to which this Schedule 13D relates, in addition to other securities and assets, were owned by Furman Selz Merchant Partners LP, a Delaware limited partership (the "Partnership"), of which Furman Selz Merchant Capital Corp., a Delaware corporation, was the general partner, and XFS Merchant Partner, Inc., a Delaware corporation ("Merchant Partner"), was one of the limited partners. Merchant Partner is a wholly-owned subsidiary of Xerox Financial Services, Inc. ("XFSI"), a Delaware corporation, which is a wholly-owned subsidiary of Xerox. Such shares of Common Stock had been held by the Partnership in excess of five years and, to Xerox' knowledge, had been held by the Partnership at all times for investment purposes only. The Partnership had acquired such shares over time at an average cost of $5.70 per share.

    Effective as of August 15, 1996 (the "Distribution Date"), the Partnership was dissolved and, in connection with such dissolution, it made a final distribution of its assets to its general and limited partners. As of the Distribution Date, shares of Common Stock constituted the sole remaining asset of the Partnership. Immediately upon receipt of the 403,914 shares of Common Stock pursuant to such distribution, Merchant Partner dividended all such shares to XFSI, which in turn dividended them to Xerox. Thus, Xerox has become the beneficial owner of 403,914 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

     As set forth in Item 3 above, Xerox acquired the 403,914 shares of Common Stock to which this Schedule 13D relates directly as a dividend in kind, and indirectly as a final distribution of assets of the Partnership. The acquisition of such shares has been for investment purposes only and not with a view to controlling the Issuer or directing its policies. Xerox does not presently intend to have a long-term ownership of such shares. Xerox may from time to time dispose of all or a portion of such shares in the open market, privately negotiated transactions or otherwise, depending upon market conditions and other relevant considerations.

     Except as set forth in this Item 4, Xerox does not have any plans or proposals which relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The responses to paragraphs (a), (b) and (c) of this Item 5 below with respect to the directors and executive officers named in Item 2 are based upon Xerox' information and belief and are subject to change pending its receipt of questionnaires from such individuals indicating a differenct response. Upon receipt of such questionnaires indicating a different response, Xerox will promptly file an amendment to this Schedule 13D.









                                (Page 6 of 7)

     (a) As stated in Item 3 above, Xerox beneficially owns an aggregate of 403,914 shares of Common Stock. Based on a total of 5,207,923 shares of Common Stock outstanding as of July 29, 1996, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, Xerox' beneficial ownership represents approximately 7.8% of the total issued and outstanding shares of Common Stock as of such date.

     Based on Xerox' information and belief, none of its directors and executive officers named in Item 2 hereof beneficially owns any shares of Common Stock.

     (b) Xerox has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all 403,914 shares of Common Stock. Based on Xerox' information and belief, none of its directors and executive officers named in Item 2 above has either sole or shared power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock.

     (c) Except as otherwise set forth in Item 3 above, neither Xerox nor, based on Xerox' information and belief, any of its directors and executive officers named in Item 2 above has effected any transaction in shares of Common Stock during the past 60 days.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As stated in Item 3 above, as part of the final distribution upon its dissolution, the Partnership distributed 403,914 shares of Common Stock to Merchant Partner, which immediately upon receipt thereof dividended all such shares to XFSI, its sole shareholder, which in turn dividended all such shares to Xerox, XFSI's sole shareholder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 1996                     XEROX CORPORATION

                                    By: /s/ Martin S. Wagner
                                        ---------------------
                                        Assistant Secretary







                                (Page 7 of 7)